Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Nine Months Ended June 30,
	2004	2003	2004	2003
Numerator:

Net Income	$1,384,418	$171,894	$4,338,464	$2,506,456

Denominator:
Denominator for basic earnings per share-weighted-average shares	9,950,330	9,717,815	9,879,034	9,709,750
Effect of dilutive securities:
Employee stock options	149,626	63,551	174,222	54,605
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,099,956	9,781,366	10,053,256	9,764,355

Basic earnings per share	$0.14	$0.02	$0.44	$0.26
Diluted earnings per share	$0.14	$0.02	$0.43	$0.26